UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

       1. Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

          [   ] Merger
          [X] Liquidation
          [   ] Abandonment of Registration
          [   ] Election of status as a Business Development Company

       2. Name of fund: MLIG Variable Insurance Trust (the “Trust”)

       3. Securities and Exchange Commission File No.: 811-21038

       4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X] Initial Application                     [   ] Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

              1700 Merrill Lynch Drive
              Pennington, NJ 08534

         6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Michelle H. Rhee, Esq.
       Associate General Counsel
       Bank of America
       One Financial Center
       Boston, MA 02110
       617-772-3278

         7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       J.P. Morgan Investor Services Co.
       70 Fargo Street
       Boston, Massachusetts 02210
       617-366-0029

       8. Classification of fund (check only one):

          [X] Management company;

          [   ] Unit Investment trust; or

          [   ] Face-amount certificate company.

       9. Subclassification if the fund is a management company (check only one):

          [X] Open-end                     [   ] Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Roszel Advisors, LLC
1700 Merrill Lynch Drive
Pennington, New Jersey 08534

AllianceBernstein L.P.
1345 Avenue of the Americas
New York, NY 10105

BKF Asset Management, Inc.
One Rockefeller Plaza
New York, NY 10020

BlackRock Investment Management, LLC
P.O. Box 9011
Princeton, New Jersey 08543-9011

Cadence Capital Management LLC
265 Franklin Street, 11th Floor
Boston, MA 02110

Davis Selected Advisers, L.P.
2949 East Elvira Road, Suite 101
Tucson, Arizona 85756

Delaware Management Company
2005 Market Street
Philadelphia, PA 19103-7094

Fayez Sarofim & Co.
Two Houston Center, Suite 2907
Houston, TX 77010

Franklin Portfolio Advisors
One Franklin Parkway
San Mateo, CA 94403

INVESCO National Asset Management Group
406 West Market Street, Suite 2500
Louisville, KY 40202

JPMorgan Investment Management, Inc.
245 Park Avenue
New York, NY 10167

Kayne Anderson Rudnick Investment Management, LLC
1800 Avenue of the Stars, 2nd Floor
Los Angeles, California 90067

Lazard Asset Management LLC
30 Rockefeller Plaza, 57th Floor
New York, NY 10112

Loomis, Sayles & Company, L.P.
One Financial Center
Boston, Massachusetts 02111

Lord, Abbett & Co. LLC
90 Hudson Street
Jersey City, NJ 07302

Marsico Capital Management, LLC
1200 17th Street, Suite 1600
Denver, Colorado 80202

NFJ Investment Group LLC
2100 Ross Avenue, Suite 700
Dallas, Texas 75201

Nicholas-Applegate Capital Management, LLC
600 West Broadway
San Diego, CA 92101

NWQ Investment Management Company, LLC
2049 Century Park East, 16th Floor
Los Angeles, CA 90067

RiverSource Investments, LLC
200 Ameriprise Financial Center
Minneapolis, MN 55474

Santa Barbara Asset Management, LLC.
200 East Carrillo Street, Suite 300
Santa Barbara, CA 93101

Seneca Capital Management LLC
909 Montgomery Street, Suite 500
San Francisco, CA 94133

Valenzuela Capital Partners LLC
1270 Avenue of the Americas, Suite 2350
New York, NY 10020

William Blair & Company, LLC
222 West Adams Street
Chicago, IL 60606

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

       Merrill Lynch Pierce Fenner & Smith Incorporated
       One Bryant Park
       New York, New York 10036

     13. If the fund is a unit investment trust (“UIT”) provide:

          (a) Depositor’s name(s) and address(es):

          (b) Trustee’s name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [X] Yes                     [   ] No

          If Yes, for each UIT state:

Name: Merrill Lynch Life Variable Annuity Separate Account A

File No.: 811-6459

Business Address: 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001

Name: Merrill Lynch Life Variable Annuity Separate Account C

File No.: 811-10585

Business Address: 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001

Name: Merrill Lynch Variable Life Separate Account

File No.: 811-06225

Business Address: 570 Carillon Parkway St., St. Petersburg, FL 33716

Name: Merrill Lynch Life Variable Life Separate Account II

File No.: 811-06227

Business Address: 570 Carillon Parkway St., St. Petersburg, FL 33716

Name: ML of New York Variable Annuity Separate Account A

File No.: 811-6466

Business Address: 4 Manhattanville Road, Purchase, NY 10577

Name: ML of New York Variable Annuity Separate Account C

File No.: 811-21119

Business Address: 4 Manhattanville Road, Purchase, NY 10577

Name: ML of New York Variable Life Separate Account

File No.: 811-06226

Business Address: 4 Manhattanville Road, Purchase, NY 10577

Name: ML of New York Variable Life Separate Account II

File No.: 811-07152

Business Address: 4 Manhattanville Road, Purchase, NY 10577

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes                     [   ] No

          If Yes, state the date on which the board vote took place:

          July 16, 2009

          If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [  ] Yes                     [X] No

          If Yes, state the date on which the shareholder vote took place:

          N/A

          If No, explain:

Section 11.1.1 of the Trust’s Declaration of Trust empowers the Trustees at any time to terminate the Trust without shareholder vote “if a majority of the Trustees then in office determines that the continuation of the Trust, Series, or Class is not in the best interests of the Trust, such Series, such Class, or the affected Shareholders as a result of factors or events adversely affecting the ability of the Trust, Series, or Class to conduct its business and operations in an economically viable manner.” Based on information provided to them by Roszel Advisors, the Trustees made such a determination.

II. Distribution to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes                     [   ] No

(a)
If Yes, list the date(s) on which the fund made those distributions:

Each series of the Trust made two distributions to its shareholders in connection with the liquidation. One series of the Trust, the Roszel/Lord Abbett Bond Debenture Portfolio, also made an additional third distribution to its shareholders. The first distribution, on September 11, 2009, was a distribution of income and capital gains. The second distribution, on October 23, 2009, was a distribution of all of the remaining assets of each series, except for the Roszel/Lord Abbett Bond Debenture Portfolio, which had additional assets remaining as of that date.

The third distribution, on June 22, 2010, made only by the Roszel/Lord Abbett Bond Debenture Portfolio, was a distribution of the remaining assets of that series.

          (b) Were the distributions made on the basis of net assets?

               [X] Yes                     [   ] No

          (c) Were the distributions made pro rata based on share ownership?

               [X] Yes                     [   ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e) Liquidations only:

               Were any distributions to shareholders made in kind?

               [   ] Yes                     [X] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17. Closed-end funds only:

          Has the fund issued senior securities?

          [   ] Yes                     [   ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

     18. Has the fund distributed all of its assets to the fund’s shareholders?

          [X] Yes                     [   ] No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [   ] Yes                     [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed?

          (See question 18 above)

          [   ] Yes                     [X] No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c) Will the remaining assets be invested in securities?

          [   ] Yes                     [   ] No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [   ] Yes                     [X] No

          If Yes,

       (a) Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information about Event(s) Leading to Request for Deregistration

     22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $51,002

(ii)	Accounting expenses: $84,400

(iii)	Other expenses (list and identify separately): $48,900 insurance $2,348 State registrations

(iv)	Total expenses (sum of lines (i)-(iii) above): $186,650

          (b) How were those expenses allocated?

               Roszel Advisors, LLC, the Trust’s investment manager, paid all of the expenses of liquidation.

          (c) Who paid those expenses?

               Roszel Advisors, LLC, the Trust’s investment manager, paid all of the expenses of liquidation.

          (d) How did the fund pay for unamortized expenses (if any)?

               N/A

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [   ] Yes                     [X] No

          If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

     24. Is the fund a party to any litigation or administrative proceeding?

          [   ] Yes                     [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [   ] Yes                     [X] No

          If Yes, describe the nature and extent of those activities:

VI. Mergers Only

     26. (a) State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

          The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MLIG Variable Insurance Trust, (ii) he or she is the President of the MLIG Variable Insurance Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

Signature:	/s/ J. David Meglen J. David Meglen

Date:	June 28, 2010